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                    SECURITIES AND EXCAHNGE COMMISSION
                           WASHINGTON, DC 20549

                               FORM 12b-25

                                            Commission File Number 0-18222

                         NOTIFICATION OF LATE FILING

(Check One):   / / Form 10-K    / / Form 11-K    / / Form 20-F    /x/ Form 10-Q

/ / Form N-SAR

      For Period Ended:  December 31, 1996
                         -----------------

/ /  Transition Report on Form 10-K       / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F       / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

      For the Transition Period Ended: ________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

                              PART I

                       REGISTRANT INFORMATION

Full name of registrant      Costa Rica International, Inc.
                             ------------------------------

Former name if applicable
                             Quantum Learning Systems, Inc.
                             ------------------------------

Address of principal executive office (Street and number)

                             Suite 301
                             ---------
                             2525 S.W. Third Avenue
                             ----------------------

City, state and zip code     Miami, Florida   33129
                             ----------------------

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                                Part II
                        RULE 12b-24 (b) AND  (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1-Q, or portion thereof will be filed on or before the fifth calendar day following prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25
       (c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Registrant changed its independent certified public accounting firm during the last two weeks of the reporting period, whose review of registrant's 10-Q report has proceeded as expeditiously as possible without unreasonable effort or expense.

                                   PART IV
                             OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

              Randall Piedra
              2525 S.W. 3rd Avenue
              Suite 301
              Miami, Florida   33129
              305-250-9938


    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

                                                             /X/ Yes     / / No


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    (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             / / Yes     /X/ No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Costa Rica International, Inc.

               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                      Costa Rica International, Inc.

Date:  February 13, 1997              By:  /s/ Calixto Chavez Zamora


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